

October 14, 2014

Via E-mail
Robert M. Snibbe, Jr.
President
Stem Sales, Inc.
801 West Bay Drive, Suite 418
Largo, FL 33770

> **Re:** **Stem Sales, Inc.**
> **Amendment No. 3 to Registration Statement on**
> **Form S-1**
> **Filed October 1, 2014**
> **File No. 333-197814**

Dear Mr. Snibbe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

General

1.  We note your response to our prior comment 2, and the related revisions to page I-4 of your prospectus summary. We reissue the comment in part. In those portions of your prospectus where you discuss the lack of liquidity in your common stock and the potential quotation of your common stock on the OTCBB, please include disclosure regarding the impact that Securities Act Rule 419(b)(3) and Exchange Act Rule 15g-8 will have on an investor's ability to sell or otherwise transfer the securities purchased in this offering while such securities are held in escrow. We note such discussion in your description of the offering on page I-10 and in your risk factors on pages I-20 and I-21.

Rule 419 Requirements, page I-6

2.      We note your response to our prior comment 3, and your new disclosure stating that "all funds received by the registrant from the escrow account, up to 10% of the proceeds, will be used towards a business combination."  Please revise this disclosure to clarify, if true, that these funds will be disbursed to the registrant instead of being deposited into the escrow account, and will be available for use by the registrant.  Please also make similar changes to your disclosure on page I-9 regarding the use of proceeds.

The Offering, page I-9

3.      With respect to your disclosure on page I-9 regarding use of proceeds, you state that the company "may elect" to receive up to 10% of the proceeds held in escrow.  Please revise to clarify whether the registrant intends to have any of the proceeds released to the registrant for its use, rather than placed in the escrow account.  If the registrant has such intent, please revise to clarify the amount of such proceeds that the registrant intends to have released for its use, and clarify how the registrant intends to use such funds.

We may be unable to consummate an initial business combination…, page I-16

4.      We note your response to our prior comment 4, and your revised disclosure on page I-15 that "public stockholders may have to remain stockholders of [your] company and wait the full 18 months in order to be able to receive a pro rata portion of the escrow account, in which case they may receive less than a pro rata share of the escrow account for their shares."  Please revise this statement to make its meaning clear.  Specifically, explain the circumstances under which your stockholders would receive less than a pro rata share of the escrow account for their shares.

Each public stockholder will have the option to vote..., page I-16

5.      We note your response to our prior comment 8, and reissue the comment.  Your disclosure on page I-16 and I-41 (under "Stockholder Approval of Business Combination") remains unclear with respect to whether you intend to ask shareholders to approve the transaction by a shareholder vote taken at a shareholder meeting in addition to following the procedures required by Rule 419 with respect to seeking each purchaser's election to remain an investor after the provision of the prospectus regarding the proposed business acquisition.  Please revise to clarify.  If you intend to seek such shareholder vote, please revise to clarify the anticipated timing of the vote (and the solicitation of proxies) in the context of the provision of information to investors pursuant to Rule 419(e)(2), and the return of funds if they do not elect to remain investors.

Plan of Distribution, page I-25

6.      On page I-25, you describe restrictions on trading securities in the escrow account that will apply "if [you] are quoted on the OTCBB."  It appears that these restrictions will

apply to your offering regardless of the status of the quotation of your common stock on the OTCBB. Please revise accordingly or advise.

Liquidity and Capital Resources, page I-34

7.      Please revise your disclosure in the first paragraph of page I-35 to clarify your source of funds prior to the release of offering proceeds from escrow in connection with the consummation of a business combination, and to clarify, if true, that you will not use interest from the escrow account to fund your working capital requirements prior to such time.

Liquidation if No Business Combination, page I-41

8.      We reissue prior comment 11. In that regard, we note that you have retained references on pages I-12 and I-42 to returning funds not more than ten business days after the relevant 18-month period if you have not completed a business combination.

9.      We note your response to our prior comment 13, and your statement on page I-43 that investors will be entitled to receive funds from the escrow account if they "seek to have [you] convert their respective shares of common stock upon a business combination which is actually completed by [you] upon an amendment to [your] certificate of incorporation relating to stockholders' rights or pre-business combination activity." Please revise this statement, as it does not appear to apply to your offering.

Conflicts of Interest, I-47

10.     Your disclosure in the third bulleted item on page I-48 suggests that interest income from the escrow account may be released to you prior to consummation of your initial business combination. However, we note your response to prior comment 9 that management has determined that using the interest from the escrow would not be in accordance with Rule 419. Please advise.

11.     Your disclosure in the fourth bulleted item on page I-48 makes reference to the release from escrow of shares beneficially owned by your officers and directors, and references the agreement of your officers, directors and original shareholders to not sell or transfer their shares until after you have completed your initial business combination. However, we note that you have not filed as an exhibit any agreement pursuant to which such shares will be placed in escrow or otherwise restricted from sale or transfer. Please advise.

Exhibits and Financial Statement Schedules, page II-2

12.     We note your response to our prior comment 14, and reissue the comment. Please file your articles of incorporation in a text searchable format.

Exhibit 10

13.     Please ensure that the escrow agreement contains the provisions of paragraphs (b)(2) and (e)(3) of Rule 419.  See Rule 419(b)(4).  In addition, please provide your analysis as to whether Section 4 of the escrow agreement complies with Rule 419(b)(2).

14.     We reissue prior comment 15, as Section 3(b) of the escrow agreement still does not appear to be consistent with the terms of this offering or Rule 419 with respect to the release of funds to investors.  For example, the escrow agreement does not appear to address the return of funds to investors pursuant to Rule 419(e)(2)(ii) and Rule 419(e)(2)(iv).  Please advise.

15.     We note that, in response to our prior comment 16, the escrow agreement provides that the investment proceeds will be deposited into the SunTrust Institutional Money Market Deposit Option.  Please tell us whether the SunTrust Institutional Money Market Deposit Option satisfies the investment requirements set forth in Rule 419(b)(2)(iv).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have questions regarding comments on the financial statements and related matters, you may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311.  Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc:     Diane J. Harrison
        Harrison Law, P.A.